EXHIBIT 99.1

For Immediate Release 22-12-TR	Date:	February 1, 2022

Team Canada Training Facilities to be Outfitted with

Antimicrobial Copper to Enhance Safety

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”), the Official Mining, Metals and Minerals Partner of the Canadian Olympic Committee, in partnership with the Canadian Olympic and Paralympic Sport Institute (COPSI) Network, announced plans to outfit high-performance Team Canada training facilities with antimicrobial copper on high-touch surfaces to help protect athletes. Copper is the only solid metal touch surface registered by Health Canada and the U.S. Environmental Protection Agency, proven to eliminate up to 99.9% of bacteria.

"Using antimicrobial copper at national athlete training facilities is another important step forward as we work to enhance safety through our Copper & Health program,” said Don Lindsay, Teck’s President and CEO. “We are proud to partner with the COPSI Network and test this initiative in Calgary and in Ontario to support the health and wellness of Canada’s top athletes, coaches and support staff.”

The Canadian Sport Institute Calgary (CSI Calgary) and the Canadian Sport Institute Ontario (CSIO) were selected as pilot project locations to balance Team Canada’s summer and winter training facilities as well as supporting athletes across Canada.

Teck has made a $200,000 (CAD) investment – $100,000 in each facility – to outfit antimicrobial copper on exercise equipment and high-touch spaces including dumbbell handles, exercise equipment and door handles, prioritizing high-touch surfaces that can spread germs between users.

“We hope this project will showcase the value of built environments within exercise spaces to help reduce the spread of infection on shared touch surfaces,” said Gary Davies, CSI Calgary’s President and CEO. “This partnership with Teck and the COPSI Network aligns with our commitment to sport science and innovation and also helps us understand how Canadian mining can directly support the health and safety of Canadian athletes.”

The installation will take place throughout the 2022 calendar year by which time the feasibility to retrofit copper across other COPSI Network training facilities will be assessed.

“This is an exciting day because the results could improve our understanding of infection prevention in shared public spaces across the high-performance sport community,” said Debbie Low, CSIO’s President and CEO. “The development of the installation is just getting started, and we are working closely with our partners to innovate on ways to cater to the unique training and equipment requirements for athletes, coaches and practitioners. Being able to potentially reduce infection will allow them to focus on training, competing and representing Canada on the world stage.”

The partnership with the COPSI Network builds on Teck’s previous successful investments to install antimicrobial copper coatings in healthcare and post-secondary institutions, and on transit. Teck’s Copper & Health program is committed to raising awareness of the importance of antimicrobial copper to help reduce the spread of infection in high-traffic spaces.

About Teck:

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About the COPSI Network:

The Canadian Olympic and Paralympic Sport Institute Network (COPSI Network) provides world-leading training environments to elite athletes and coaches across Canada. The team of experts delivers sport science and medicine, coaching, research and innovation, education and Game Plan services to power podium performances and help Canada win more medals. The Canadian Olympic and Paralympic Sport Institute Network includes four Canadian Sport Institutes (Pacific, Calgary, Ontario and Québec) and three Canadian Sport Centres (Saskatchewan, Manitoba and Atlantic).

About Teck’s Copper & Health Program
Through its Copper & Health program, Teck is working with partners across Canada and beyond to increase the use of copper surfaces in healthcare and public spaces to reduce the spread of infections. When installed on high touch surfaces, copper is a proven killer of bacteria, reducing the spread of infection and improving health outcomes. There is no commercial benefit to Teck from the increased use of antimicrobial copper as the amount of metal needed is very small; the goal of the program is to improve health and safety for communities.

For more information about the role of antimicrobial copper, the Copper & Health program, and other examples of copper in action, please visit www.coppersaveslives.com.

Media Contacts:

Chris Stannell
Public Relations Manager, Teck
604.699.4368
chris.stannell@teck.com

Annie Gagnon, Director, Marketing & Communications

Canadian Sport Institute Calgary

C: 613.262.9644

E: agagnon@csicalgary.ca

Laura Albright, Senior Advisor, Communications & Marketing

Canadian Sport Institute Ontario

C: 647.395.7536

E: lalbright@csiontario.ca

Josh Su, Program Manager, Public Relations

Canadian Olympic Committee

C: 647-464-4060

E: jsu@olympic.ca

Teck Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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